Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1

TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (this Amendment), dated as of October 23, 2019, is entered into by and between Chilion Group Holdings US, Inc., a Delaware corporation (“Buyer”)1, and Insys Therapeutics, Inc., a Delaware corporation (“Seller”).  Buyer and Seller are each referred to individually as a “Party” and together as the “Parties”.

RECITALS

WHEREAS, the Parties entered into that certain Asset Purchase Agreement (as amended, modified and/or supplemented from time to time, the “Agreement”), dated as of August 6, 2019, which provides, among other things, for the sale, transfer and assignment by Seller to Buyer, pursuant to Section 363(b) of the Bankruptcy Code, of the Transferred Assets;

WHEREAS, among other things, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to acquire and assume from Seller, pursuant to Section 363(b) of the Bankruptcy Code, certain additional equipment and an additional lease agreement, and the Parties further desire to clarify the scope of the Transferred Assets that were previously agreed to be transferred from Seller to Buyer pursuant to the Agreement and to make certain other modifications to the Transferred Assets, each as more specifically provided and upon the terms and subject to the conditions set forth herein; and

WHEREAS, in furtherance of the foregoing and in accordance with Section 14.13 of the Agreement, the Parties desire to amend the Agreement as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Defined Terms. All capitalized terms, unless otherwise defined or amended herein, shall have the meanings given to them in the Agreement.
2.	Amendments. The Agreement, including the Schedules attached thereto, are hereby amended as follows:
(a)

Recitals.  In order to clarify the scope of the Transferred Assets that were previously agreed to be transferred from Seller to Buyer pursuant to the Agreement, the second recital is hereby amended and restated in its entirety as follows:

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Buyer designated via e-mail Chilion Group Manufacturing US, LLC (“Chilion Manufacturing”) as its affiliate assignee with respect to the Successful Bid (as defined in the Notice of Successful Bidder and Sale Hearing for Certain Assets Relating to CBD Formulations, Syndros, and Buprenorphine (ECF No. 420)).  Chilion Manufacturing is identified as affiliate designee of Buyer in the Order (1) Approving Asset Purchase Agreement Between Insys Therapeutics, Inc. and Chilion Group Holdings US, Inc., (2) Approving Sale of the Purchased Assets Relating to CBD Formulations, Syndros, and Buprenorphine, Free and Clear of All Liens, Claims, Encumbrances and Other Interests Pursuant to Bankruptcy Code Sections 105 and 363(B), (F) and (M), (3) Approving Assumption and Assignment of Certain Contracts and Leases Pursuant to Bankruptcy Code Sections 363 and 365, (4) Determining the Amounts Necessary to Cure Such Executory Contracts and Unexpired Leases and Other Liabilities, and (5) Granting Related Relief (ECF No. 525).

“WHEREAS, Seller owns and is engaged in the business of developing, manufacturing and marketing and/or has the ability to develop the (i) INSYS CBD formulations across current pre-clinical, clinical, third-party grants and investigator initiated study activities (including any future activities or indications), (ii) THC programs of Syndros oral dronabinol solution (the “Syndros Product(s)”), (iii) Buprenorphine products, and (iv) certain early-development sprays (each of which at all concentrations, strengths, dosages and formulations, and each comprising, a “Product” and collectively, comprising the “Products”) in the United States;”

(b)	Section 1.1. Section 1.1 of the Agreement is hereby amended to add the following defined terms in the appropriate alphabetical order:

““Ellis Facility Lease” means that certain Frye Road Two LLC Triple Net Lease, dated January 31, 2012, by and between Frye Road Two LLC and Insys Therapeutics, Inc., as amended by that certain First Amendment to Lease dated November 7, 2012, and as further amended by that certain Second Amendment to Lease dated March 26, 2015.

“Lease Assignment Agreements” means lease assignment agreements to be executed and delivered by Buyer and Seller at Closing with respect to each of the Round Rock Facility Lease and the Ellis Facility Lease.

“Tax Exemption Certificates” means a Texas Sales and Use Tax Resale Certificate and a Texas Sales and Use Tax Exemption Certificate delivered by Buyer in connection with a resale and manufacturing exemption for Texas sales tax purposes.

“Transition Services Agreement” means a transition services agreement to be executed and delivered by Buyer and Seller at Closing, substantially in the form attached hereto as Exhibit E.”

(c)	Section 1.1. Section 1.1 of the Agreement is hereby amended to amend and restate the definition of “Ancillary Agreements” in its entirety as follows:

“Ancillary Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Escrow Agreement, the Patent Assignments, the Trademark Assignments, the Lease Assignment Agreements, the Transition Services Agreement, the Tax Exemption Certificates and any other documents, instruments, exhibits, annexes, schedules or certificates contemplated hereby.”

(d)	Section 1.1. Section 1.1 of the Agreement is hereby amended to amend and restate the definition of “Permitted Encumbrances” in its entirety as follows:

“Permitted Encumbrances” means: (i) Encumbrances imposed by Law (Seller has no Knowledge of any Encumbrances imposed by

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Law on or with respect to the Transferred Assets), other than any Encumbrances imposed by Law arising from (A) that certain Economic Development Program Agreement, dated November 11, 2013, by and between the City of Round Rock, Texas and Seller or (B) that certain Property Tax Abatement Agreement, dated November 11, 2013, by and between the City of Round Rock, Texas and Seller; (ii) licenses of Intellectual Property consistent with past practice and in effect on the date of this Agreement; (iii) in the case of Intellectual Property, gaps or defects in the chain of title evident from the publicly-available records of the applicable Governmental Entity maintaining such records; and (iv) other Encumbrances which do not, individually or in the aggregate, materially interfere with the ownership, use or enjoyment of the applicable Transferred Asset.”

(e)	Section 2.2(a)(viii). Section 2.2(a)(viii) of the Agreement is hereby amended and restated in its entirety as follows:

“(viii) the Round Rock Facility Lease and the Ellis Facility Lease;”

(f)	Section 3.1. The first sentence of Section 3.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Upon the terms and subject to the conditions contained herein, Buyer shall pay to Seller in consideration for the Transferred Assets an amount in cash equal to the sum of Twelve Million Three Hundred and Five Thousand Dollars ($12,305,000) (collectively, the “Purchase Price”).  In addition, in consideration for the incremental costs and expenses and other burdens resulting from the deferral of the Closing as a result of delays in Buyer’s procurement of its financing for the consummation of the Transactions, Buyer shall: (i) pay to Seller an amount in cash equal to $856,797.26 concurrently with the execution of Amendment No. 1 to Asset Purchase Agreement, dated as of October 23, 2019, by and between Buyer and Seller (this “Amendment”) as reimbursement for certain expenses already incurred and projected to be incurred by Seller as a result of the delay in consummating the Transactions (which amount includes the payment by Buyer of $15,000 per business day through October 11, 2019 as previously agreed between Buyer and Seller, which previous agreement for payment of $15,000 per business day is superseded by this Amendment and the foregoing payment); (ii) pay to the FDA, or to Seller as reimbursement, an amount in cash at Closing equal to the aggregate amount of fees then payable (including, without limitation and for the avoidance of doubt, any interest, late fees and penalties that may be assessed) pursuant to the Prescription Drug User Fee Act in respect of the Syndros Products; (iii) reimburse Seller in cash at Closing for any and all reasonable third-party costs and expenses up to $100,000 in the aggregate incurred by Seller following the execution of this Amendment in connection with Seller’s performance under a

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corporate integrity agreement, which costs and expenses are $0.00 as of October 18, 2019; and (iv) reimburse Seller in cash at Closing for any and all reasonable costs and expenses up to $200,000 in the aggregate incurred by Seller for professional services performed by Seller’s advisors in connection with advising Seller and communicating with Seller, Buyer, the Creditors’ Committee, other advisors, and the Bankruptcy Court regarding matters arising out of the delay in closing the Transactions and the negotiation and documentation of this Amendment.”

(g)	ARTICLE IX. ARTICLE IX of the Agreement is hereby amended by adding the following as a new Section 9.7:

“Section 9.7  DEA Compliance.  Immediately following the Closing, Buyer shall use its best efforts to obtain all necessary approvals from Governmental Entities, including the Drug Enforcement Administration and applicable state agencies (the “Approvals”), that are necessary for the transfer to Buyer of all controlled substances and regulated chemicals (including, without limitation, the Finished Goods and in process chemicals with respect to the Products).  For the avoidance of doubt, the Parties acknowledge and agree that physical custody and possession of all controlled substances and regulated chemicals (including, without limitation, the Finished Goods and in process chemicals with respect to the Products) shall not transfer to Buyer until all necessary Approvals have been obtained by Buyer, and Seller shall retain sole physical custody and possession of such assets until the earlier of: (i) such time as Buyer has obtained all necessary Approvals; and (ii) the conclusion of the Term (as defined in the Transition Services Agreement), at which time Seller shall, at Buyer’s sole cost and expense, transfer all remaining controlled substances and regulated chemicals (including, without limitation, the Finished Goods and in process chemicals with respect to the Products) to a Licensed Vendor (as defined in the Transition Services Agreement) pursuant to the Transition Services Agreement, provided that Buyer shall bear all responsibility and liability in connection with such transfer.”

(h)	ARTICLE IX. ARTICLE IX of the Agreement is hereby amended by adding the following as a new Section 9.8:

“Section 9.8  Letter of Credit.  By no later than three (3) Business Days following Closing, Buyer shall cause to be issued an irrevocable and unconditional clean standby letter of credit in favor of Fog Break, Ltd., as the landlord under the Round Rock Facility Lease, in the amount of $131,000 and in the form attached to the Round Rock Facility Lease as Exhibit “A-1” and otherwise consistent in all respects with the tenant obligations set forth in Section 15.2(c) of the Round Rock Facility Lease, and shall deliver

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such letter of credit to Fog Break, Ltd.  Buyer shall promptly notify Seller once such letter of credit has been so issued and delivered.”

(i)	Section 10.1(a). Section 10.1(a) (Employee Matters) of the Agreement is hereby amended and restated in its entirety as follows:

“(a)Schedule 10.1(a) sets forth a mutually agreed list of employees of Seller and its Affiliates who have received or who will receive offers of employment from Buyer or its Affiliates, contingent upon the occurrence of the Closing, and (i) within two (2) Business Days following the Closing, Buyer shall provide Seller with a list of any additional employees of Seller and its Affiliates who will receive offers of employment from Buyer or its Affiliates, and (ii) following the time specified in Section 10.1(a)(i), Buyer and its Affiliates may, with Seller’s prior written consent, make additional offers of employment to any other employees of Seller and its Affiliates (the employees listed on Schedule 10.1(a) together with any such additional employees described in sub-clauses (i) and (ii) of this Section 10.1(a) collectively, the “Transferred Employees”), which offers shall provide for terms and conditions of employment that are not less favorable than those provided by Seller to such employees during the twelve- (12-) month period ending on the Closing Date; provided, that in no event shall any employment arrangements between Buyer or any of its Affiliates and any Transferred Employee commence or become effective before January 1, 2020 without Seller’s prior written consent.”

(j)	Schedule 1. Schedule 1 (Purchased Contracts) is hereby amended and restated in its entirety and replaced with Schedule 1 attached hereto.
(k)	Schedule 2.2(a)(ix). Schedule 2.2(a)(ix) (Equipment) is hereby amended and restated in its entirety and replaced with Schedule 2.2(a)(ix) attached hereto.
(l)	Schedule 5.8(a). Schedule 5.8(a) (Assigned Intellectual Property) is hereby amended and restated in its entirety and replaced with Schedule 5.8(a) attached hereto.
3.

Closing.  Each of Buyer and Seller agrees: (i) to use best efforts to cause the Closing to occur as soon as reasonably possible, and in any event no later than October 31, 2019; and (ii) that in the event that the Closing does not occur on or before October 31, 2019, Seller shall be entitled (without prejudice to any of its other rights and remedies, including that may be available as a result of the failure of the Closing to occur as and when provided in the Asset Purchase Agreement as originally executed by the Parties) to immediately terminate the Agreement due to Buyer’s default upon written notice to Buyer, and Buyer covenants not to oppose such termination.

4.

No Other Modifications.  Except as expressly set forth herein, this Amendment: (i) shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Parties, including without limitation any accrued to date, or any other party under the Agreement, or other documents delivered pursuant thereto, and (ii)

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shall not alter, modify, amend or in any way affect any of the terms or conditions contained in the Agreement, or the documents delivered pursuant thereto, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

5.

Entire Agreement.  Upon the execution hereof, this Amendment and the Agreement shall constitute one agreement. The term “Agreement”, as used in the Agreement, shall mean the Agreement as amended by this Amendment, although this change shall not alter the dates as of which any provision of the Agreement speaks, except as expressly provided herein.  For example, phrases such as “as of the date hereof” and “as of the date of this Agreement” shall continue to refer to August 6, 2019, the date that the Agreement was executed, except as expressly provided herein.

6.

Miscellaneous.  ARTICLE XIV (General Provisions), Section 1.2 (Interpretation) and Section 1.3 (Currency) of the Agreement are hereby incorporated into this Amendment by reference, mutatis mutandis, as if set forth in full herein; provided, however that each reference to the Agreement shall refer to the Agreement as amended by this Amendment.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective representatives thereunto duly authorized, all as of the date first written above.

INSYS THERAPEUTICS, INC.
By: /s/ Andrece Housley Name: Andrece Housley Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective representatives thereunto duly authorized, all as of the date first written above.

CHILION GROUP HOLDINGS US, INC.
By: /s/ Paul Atherton Name: Paul Atherton Title: CEO

[Signature Page to Amendment No. 1 to Asset Purchase Agreement]

Exhibit E

FORM OF TRANSITION SERVICES AGREEMENT

(See attached)

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (this “Agreement”) is made and entered into effective as of _________, 2019 (the “Closing Date”), by and between Insys Therapeutics, Inc., a Delaware corporation (“Seller”), and Chilion Group Holdings US, Inc., a Delaware corporation (“Buyer”).  Seller and Buyer may each be referred to herein as a “Party” and collectively as the “Parties.”  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Asset Purchase Agreement (as defined below).

RECITALS

WHEREAS, Seller and Buyer are parties to that certain Asset Purchase Agreement, dated as of August 6, 2019 (as amended, supplemented, and/or modified from time to time, the “Asset Purchase Agreement”), pursuant to which, effective as of the Closing, Buyer is purchasing from Seller all of Seller’s right, title and interest in and to the Transferred Assets; and

WHEREAS, Seller desires to provide to Buyer, and Buyer desires to receive from Seller, the transition services described in this Agreement, which is a supplement to the Asset Purchase Agreement, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth and set forth in the Asset Purchase Agreement and the Ancillary Agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

Article 1
Transition Services

1.1Services.  Subject to the terms of this Agreement, Seller shall make available the employees listed on Schedule A (the “Employees”) for the purpose of providing the services that were performed by the Employees during the Prior Period (as defined below) in the ordinary course of (i) Seller’s business and (ii) each such Employee’s scope of employment, and related to the Transferred Assets, to the extent the provision of such services is reasonably possible after Closing and to the extent such individuals remain employed by Seller and its Affiliates, as amended in accordance with Section 1.2 or otherwise by mutual written agreement of the Parties (the “Services”), to Buyer (or its Affiliates or Buyer’s designee or designees) during the Term (as defined below).

1.2Services Performed by Affiliates or Third Parties.  Seller shall have the right to perform the Services itself, through any Affiliate, or through a Third Party agent or contractor to the extent such Services were so provided during the period prior to Closing (the “Prior Period”).  To the extent not prohibited by a Third Party agent or contractor, Seller will coordinate the provision of the Services by such Third Party to Buyer and Buyer will reasonably cooperate with such Third Party providing Services on behalf of Seller in order to facilitate the provision and receipt of such Services.

1.3Performance Standard.  All Services shall be performed diligently and on a timely basis in accordance with standards generally observed by the pharmaceutical industry for the performance of services that are substantially similar to the Services; provided, however, that in no event shall Seller be required to employ higher standards than those employed by Seller in performing such similar activities for itself during the Prior Period.  Buyer acknowledges and agrees that, except as otherwise expressly provided in this Agreement: (a) the Services do not include the exercise of business judgment or general management for Buyer; and (b) the Services are furnished without warranty of any kind, expressed or implied, including any warranty of merchantability or fitness for a particular purpose.

1.4Transition Representatives.  Seller and Buyer shall each designate an appropriate point of contact for all questions and issues relating to the Services during the Term (the “Transition Representatives”).  The Transition Representative for Seller shall be Andrew Long (CEO), and the Transition Representative for Buyer shall be Paul Atherton, unless a substitute is designated by Seller or Buyer, respectively, from time to time.

1.5Transitional Nature of Services.  Buyer acknowledges that the Services are intended only to be transitional in nature, and shall be furnished by Seller only during the Term and solely for the purpose of accommodating Buyer in connection with the transactions contemplated by the Asset Purchase Agreement and the Ancillary Agreements.  Buyer shall be responsible for making sufficient resources available to itself by the end of the Term to perform the Services (or have the Services performed) without the involvement of Seller, its Affiliates or any of its or their employees or agents.

1.6Exclusions.  Notwithstanding anything herein to the contrary, in no event shall Seller be obligated under this Agreement to: (a) provide any Services that would be unlawful for Seller to provide or that would require Seller to violate any applicable Law; (b) hire any additional employees to perform the Services; (c) purchase, lease or license any additional equipment or software; (d) create or supply any documentation or information not currently existing or readily available except for documentation or information that result from the performance of any Service as such Service was performed during the Prior Period; (e) enter into new or additional Contracts with Third Parties or change the scope of current Contracts with Third Parties or take any actions that would result in the breach of any Contract; (f) provide any legal services; (g) provide any Service to the extent and for so long as the performance of such Service becomes impracticable as a result of a Force Majeure event (as defined below); or (h) provide any Service to the extent such Service is provided by an Employee who voluntarily ceases to be employed by Seller or its Affiliates or is terminated.  In the event that Seller identifies any software currently licensed to Seller or Contracts of Seller that are used in the provision of the Services which are required to be renewed or replaced before the end of the Term and which Buyer and Seller reasonably agree are necessary for the provision of the Services, Buyer shall be solely responsible for any payments necessary for obtaining renewed access to the licensed software and/or Contract renewals or replacements, as applicable.

1.7Insurance. During the Term, Buyer shall carry commercially appropriate and customary levels of insurance with a reputable insurance company covering, at a minimum, products liability, general liability with applicable umbrella coverage (including errors & omissions and contractual liability), workers’ compensation, automobile, property, equipment breakdown, premises pollution, stock throughput, employment practices, fiduciary, business interruptions and crime, to protect its business and property interests and shall add Seller as an additional insured to any relevant insurance policies and coverage. Seller shall have no obligation to purchase or maintain insurance for the benefit of Buyer or any of its Affiliates or to add Buyer or any of its Affiliates as an additional insured to any insurance policies or coverage.

1.8Employment Arrangements. Buyer and its Affiliates shall not enter into any employment arrangement with any Employee that commences or becomes effective before January 1, 2020 without Seller’s prior written consent, which shall not be unreasonably withheld.

Article 2
COMPENSATION

2.1Services Fees; Expense Reimbursement.  As consideration for the provision of the Services, Buyer shall pay, or cause to be paid, to Seller or its designee(s) the fees for the Services, which shall be at Seller’s cost plus a seven and one-half percent (7.5%) markup (the “Fees”), in accordance with the Employee costs and service periods of the Services (each, a “Service Period”) as specified on or provided in accordance with Schedule A, which costs on Schedule A do not reflect the seven and one-half percent (7.5%) markup but reflect a pro rata allocation of each Employee’s time based on the percentage of such Employee’s time that is allocated to Buyer or Seller, respectively, unless such Service and/or this Agreement is terminated pursuant to Article 5 prior to the end of such Service Period.  Buyer shall pay a pro rata portion of the applicable Fee for any partial months of the Service, to the extent the Fees specified on or provided in accordance with Schedule A are calculated on a monthly basis. If the Fees include charges for Services performed by a third party provider (a “Vendor”) and such Vendor’s fees increase during the Service Period, then Seller shall be entitled to pass through the increased fees as an increase in the Fees; provided, that to the extent that Seller uses the same Vendor to provide similar services to itself or its Affiliates, each of the Parties shall be responsible for their pro rata portion of the increased amount in accordance with the level of services such Party receives (directly or indirectly) from such Vendor.  In the event of any such increase in a Vendor’s fees, Seller shall provide Buyer with prompt written notice thereof (to the extent reasonably practicable, at least fifteen (15) Business Days prior to such increase going into effect).  In the event Seller no longer requires the services of a Vendor, Seller may elect to terminate the Vendor or to pass through to Buyer the expense of such services in full.

2.2Payments.  Buyer shall pay Fees pursuant to Section 2.1 in advance in accordance with this Section 2.2.  Unless otherwise mutually agreed in writing or otherwise set forth on Schedule A, all undisputed amounts payable under this Agreement shall be paid monthly by Buyer to Seller or, if applicable, its designee(s), Affiliates or Vendors by electronic transfer of immediately available funds to a bank account designated by such Person from time to time, within seven (7) Business Days following receipt of an updated version of Schedule A and a written invoice for such amount, which invoices for advanced Fees: (i) shall be submitted on a monthly basis to Buyer no less than seven (7) Business Days prior to the first (1st) day of each calendar month, and (ii) shall take into account any changes reasonably determined by Seller in good faith to be appropriate and that are consistent with such updated version of Schedule A and this Section 2.2.  Any Fees incurred by Seller not included in the advance monthly invoice shall be included in the next monthly invoice to be paid by Buyer to Seller.  Further, to the extent the amount paid by Buyer in the advance monthly invoice to Seller exceeds the Fees actually due and payable by Buyer to Seller pursuant to this Section 2 during the relevant month, Seller shall credit the excess payment against the following month’s invoice. If Buyer pays for the full time of an Employee, and a Third Party recipient for services performed or provided by such Employee also pays Seller for a portion of the time of such Employee, then Seller shall credit any such payments from such Third Party recipient for such services against the Fees owed to Seller.  Notwithstanding the foregoing, Seller shall provide to Buyer the invoice for the first (1st) month of Fees as soon as reasonably possible after the Closing Date and Buyer shall pay such Fees within seven (7) Business Days of receipt thereof.  All undisputed amounts remaining unpaid for more than fifteen (15) days after receipt of such invoices shall accrue one and one-half percent (1.5%) interest per month until paid in full.

2.3Taxes; Service Provision Taxes.  The Parties hereby acknowledge that the Fees specified in Schedule A do not include applicable Taxes.  Buyer shall be responsible for the payment of all Taxes payable in connection with the Services, including sales, use, excise, value-added, business, service, goods and services, consumption, stamp, stamp duty, documentary registration, withholding and other similar gross-receipts-based Taxes or duties, including such Taxes incurred on transactions between Seller, its Affiliates and/or its Vendors on the one hand, and Buyer, on the other hand, in each case, imposed, assessed or payable with respect to such Taxes in accordance with applicable Law (together, such amounts, the “Service Provision Taxes”).  On a monthly basis, (i) Seller will deliver to Buyer an invoice (or other valid and customary documentation) reflecting such Service Provision Taxes imposed, assessed, or payable, and (ii) Buyer shall reimburse Seller for any Service Provision Taxes that are Buyer’s responsibility under this Agreement.  In accordance with applicable Law, Seller will timely remit amounts due to the applicable Governmental Entity and promptly provide reasonable documentary evidence of the timely and proper remittance of such amount.  Notwithstanding anything in this Section 2.3 to the contrary, each Party, including Seller’s Affiliates and Vendors, shall be responsible for its own income and franchise Taxes, employment Taxes and real or personal property Taxes, including any of these Taxes in connection with the Services, except as provided in the Asset Purchase Agreement or any Ancillary Agreement.  The Parties shall cooperate in good faith to minimize Service Provision Taxes and any withholding obligations with respect to amounts payable pursuant to this Agreement to the extent legally permissible.  Each Party shall provide to the other Party any resale exemption, multiple points of use certificates, treaty certification and other exemption information reasonably requested by the other Party.

2.4No Off-Set.  Except as otherwise expressly provided in this Agreement, Buyer shall timely pay the full amount of the Fees and shall not set-off, counterclaim or otherwise withhold any amount owed to Seller under this Agreement on account of any obligation owed by Seller to Buyer under this Agreement, the Asset Purchase Agreement or any Ancillary Agreement without the written consent of Seller.  To the extent Buyer is required to deduct and withhold any amounts in respect of Taxes of Seller from any amounts payable pursuant to this Agreement under any provision of U.S. federal, state, local or foreign Tax Law, the sum payable by Buyer shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.4) Seller receives an amount equal to the sum it would have received had no such deduction or withholding been made and Buyer shall indemnify and hold harmless Seller on an after tax basis, with respect thereto.  Any Party that deducts and withholds amounts pursuant to this Section 2.4 shall, upon the request of the other Party, provide reasonable documentary evidence of the timely and proper remittance of such amounts.

Article 3
OWNERSHIP OF ASSETS AND INTELLECTUAL PROPERTY; SECURITY

3.1Ownership; Delivery.  This Agreement and the provision of the Services hereunder shall not affect the ownership of any assets or intellectual property rights of the Parties or their respective Affiliates.  Subject to Section 3.2 below, neither Party will gain, by virtue of this Agreement or the Services provided hereunder, by implication or otherwise, any rights of ownership or use of any property or intellectual property rights owned by the other Party.  Seller shall own all copyrights, patents, know-how, trademarks and other intellectual property rights, title and interest in or pertaining to all work developed by Seller, its Affiliates or Third Party agents or contractors in providing the Services (including computer programs, deliverables and software deliverables) under this Agreement, except to the extent such work is developed solely and exclusively with respect to assets acquired by Buyer pursuant to the Asset Purchase Agreement or solely and exclusively at Buyer’s direction or request, in which case such work shall be deemed “work for hire” done on behalf of Buyer and Seller will sign such assignments or take such actions as may be necessary to confirm Buyer’s ownership of such work.

3.2Limited License.  Buyer, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates and Third Party agents or contractors a non-exclusive, royaltyfree, non-transferable license and right of reference, with the right to grant further licenses and sublicenses and rights of reference, to all Transferred Assets, solely to the extent necessary to provide the Services hereunder.

3.3Facilities; Security Regulations.

3.3.1Notwithstanding that the Round Rock Facility Lease is included as a Transferred Asset in accordance with the Asset Purchase Agreement, Buyer agrees that Seller shall have full and unrestricted access to the facility at 2700 Oakmont, Round Rock, Texas 78665 (the “Round Rock Facility”) for the provision of the Services.  Buyer acknowledges that certain of the Services that Seller will provide relate to, and certain areas at the Round Rock Facility involve or contain, controlled substances and regulated chemicals (including, without limitation, the Finished Goods and in process chemicals with respect to the Syndros Products), and Seller has the right (but not the obligation) to limit and even prohibit Buyer’s access to any such areas to the extent required by Law and until Buyer has obtained all approvals and licenses required under applicable Law for Buyer to be in areas containing any such controlled substances and regulated chemicals.   Buyer shall have no right to deny personnel of Seller access to the Round Rock Facility. To the extent that Buyer assumes the Ellis Facility Lease for Seller’s facility at 444 S. Ellis Street, Chandler, Arizona, 85224 (the “Ellis Facility”), this provision shall equally apply to the Ellis Facility and Buyer’s and Seller’s rights and obligations with respect thereto.

3.3.2If Seller is given access to any of Buyer’s physical or electronic facilities, other than the Round Rock Facility and the Ellis Facility (to the extent Buyer assumes the Ellis Facility Lease), (the “Buyer’s Other Facilities”) in connection with the provision of the Services, Seller shall comply with all of Buyer’s reasonable and existing security policies, procedures and requirements that have been provided by Buyer to Seller (collectively, “Buyer’s Security Regulations”).  Seller will use all reasonable efforts to ensure that only those of its personnel who are specifically authorized to have access to the Buyer’s Other Facilities gain such access, and to prevent unauthorized access, use, destruction, alteration or loss of property that is a part thereof by Seller’s personnel, including notifying its personnel of the restrictions set forth in this Agreement and of Buyer’s Security Regulations.  If, at any time, Seller determines that (i) any of its personnel has sought to violate, or has violated, Buyer’s Security Regulations or (ii) any unauthorized Seller personnel has accessed the physical Buyer’s Other Facilities, Seller shall promptly terminate any such personnel’s access to the Buyer’s Other Facilities and promptly notify Buyer.  In addition, Buyer shall have the right to deny personnel of Seller access to Buyer’s Other Facilities upon notice to Seller in the event that Buyer reasonably believes that such personnel have engaged in any of the activities set forth in clause (i) or (ii) above, or otherwise pose a security risk.  Seller will reasonably cooperate with Buyer in investigating any unauthorized access to Buyer’s Other Facilities by any Seller personnel.

3.3.3If Buyer is given access to any of Seller’s physical or electronic facilities (the “Seller’s Facilities”) in connection with the provision of the Services, Buyer shall comply with all of Seller’s reasonable and existing security policies, procedures and requirements that have been provided by Seller to Buyer (collectively, “Seller’s Security Regulations”).  Buyer will use all reasonable efforts to ensure that only those of its personnel who are specifically authorized to have access to the Seller’s Facilities gain such access, and to prevent unauthorized access, use, destruction, alteration or loss of property that is a part thereof by Buyer’s personnel, including notifying its personnel of the restrictions set forth in this Agreement and of Seller’s Security Regulations.  If, at any time, Buyer determines that (i) any of its personnel has sought to violate, or has violated, Seller’s Security Regulations or (ii) any unauthorized Buyer personnel has accessed the physical Seller’s Facilities, Buyer shall promptly terminate any such personnel’s access to the Seller’s Facilities and promptly notify Seller.  In addition, Seller shall have the right to deny personnel of Buyer access to Seller’s Facilities upon notice to Buyer in the event that Seller reasonably believes that such personnel have engaged in any of the activities set forth in clause (i) or (ii) above, or otherwise pose a security risk.  Buyer will reasonably cooperate with Seller in investigating any unauthorized access to Seller’s Facilities by any of Buyer’s personnel.

Article 4
INDEMNIFICATION

4.1Limitation on Liability.  In no event shall Seller have any liability under any provision of this Agreement for any direct, punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value, or any damages based on any type of multiple, whether based on statute, contract, tort or otherwise, and whether or not arising from the other party’s sole, joint, or concurrent negligence, strict liability, criminal liability or other fault.  Buyer acknowledges that the Services to be provided to it hereunder are subject to, and that its remedies under this Agreement are limited by, the applicable provisions of Article 1, including the limitations on representations and warranties with respect to the Services.  For the avoidance of doubt, Buyer waives all claims, disputes, obligations, suits, judgments, damages, and demands against Seller and conclusively, absolutely, unconditionally, irrevocably and forever releases and discharges Seller, to the maximum extent permitted by Law, from any and all liability arising out of or otherwise related to the Services.

4.2Indemnification.  Buyer shall indemnify, defend and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”) from and against any and all Losses of the Seller Indemnified Parties relating to, arising out of or resulting from the acts or omissions of Seller or its Affiliates pursuant to Article 1 in connection with the provision of, or failure to provide, any Services to Buyer, except to the extent that such Losses result from the gross negligence, bad faith or willful misconduct of Seller or any of its Affiliates.

4.3Indemnification Procedures.  The procedures set forth in Section 13.3 of the Asset Purchase Agreement shall be deemed incorporated into, and made a part of, this Agreement.

Article 5
TERM AND TERMINATION

5.1Term.  The term of this Agreement shall commence on the Closing Date and shall continue  through December 31, 2019 (the “Term”), unless earlier terminated pursuant to Section 5.3, Section 5.4 or Section 5.5 below.  The Term may be extended (either in whole or in part with respect to certain specific Services) by mutual written agreement of both Parties (in their respective sole discretion) for a mutually agreed upon period of time; provided, however, that the Parties expressly acknowledge and agree that either or both Parties may, for any or no reason whatsoever, in their respective sole discretion, elect not to agree to any such extension of the Term.

5.2Transition. Buyer shall use its best efforts to obtain all necessary approvals from Governmental Entities, including the Drug Enforcement Administration and applicable state agencies, and Vendors (the “Approvals”) that are necessary to accomplish a transition of the Services in accordance with all applicable Laws and with Buyer’s acknowledgments and obligations under Section 1.5. To the extent Buyer has not obtained the Approvals prior to the end of the Term, then Buyer shall identify to Seller a Vendor who has all requisite Approvals (a “Licensed Vendor”) that Buyer has engaged to provide Services relating to the Round Rock Facility Lease and all controlled substances and regulated chemicals.  Upon Buyer’s direction and in no event later than the end of the Term, Seller shall, at Buyer’s sole cost and expense, transfer all remaining controlled substances and regulated chemicals to (i) such Licensed Vendor (or any Licensed Vendor if Buyer has failed to designate a Licensed Vendor), if Buyer has not obtained the Approvals or (ii) Buyer, if Buyer has obtained the Approvals, provided that in either case, Buyer shall bear all responsibility, cost and liability in connection with such transfer (the “Transfer”). The Transfer must occur and be completed on or before the final date of the Term.

5.3Termination for Material Breach.  In the event that either Party (the “Breaching Party”) breaches any of its material obligations under this Agreement, the other Party (the “Complaining Party”) may terminate this Agreement upon thirty (30) days’ prior written notice (such thirty (30) day period, the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate; provided, that the termination of this Agreement shall not become effective at the end of the Notice Period if (a) the Breaching Party cures such breach during the Notice Period or (b) such breach cannot be cured during the Notice Period and the Breaching Party commences and diligently pursues actions to cure such breach within the Notice Period, in which case the Breaching Party shall have an additional thirty (30) day period to cure such breach before such termination shall become effective.

5.4Termination by Buyer.  Any particular Service provided under this Agreement may be terminated by either Party upon ten (10) Business Days’ prior written notice to the other Party, provided, however, that in no event shall any such termination by Buyer change the amount or timing of payment of the Fees, except as provided herein. In the event that Buyer terminates this Agreement or a particular Service, for any reason other than for termination for material breach described in Section 5.3, Buyer shall be responsible for any and all of Seller’s employee-related costs and expenses associated with Buyer terminating this Agreement or a particular Service of the Employee(s) who performed such Service(s) (including, without limitation, any severance or separation payments or benefits, any compensation payable in connection with notice requirements or any failure to give notice under applicable Law or Contract, and all Liabilities under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and all similar state or local Laws): (i) with respect to that particular Service, if terminated on a Service-by-Service basis, or (ii) with respect to all Services, if this Agreement is terminated in its entirety; provided, that Buyer shall not be responsible for any employee-related costs and expenses incurred by Seller following the date of termination of this Agreement or a Service that are related solely to Seller’s continued employment of an Employee or use of a Service for the sole benefit of Seller.

5.5Mutual Agreement.  This Agreement may be terminated (either in whole or in part with respect to certain specific Services) upon the mutual written agreement of Buyer and Seller at any time.

5.6Accrued Rights; Surviving Obligations.

5.6.1Accrued Rights.  The termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration.  Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.  No remedy referred to in this Agreement is intended to be exclusive unless explicitly stated to be so, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under Law.

5.6.2Survival.  Articles 4 and 6, Section 3.1 and this Section 5.6 shall survive the termination or expiration of this Agreement.

Article 6
MISCELLANEOUS

6.1Incorporation of Asset Purchase Agreement Sections.  Sections 14.3 (Notices), 14.4 (Headings), 14.5 (Severability), 14.8 (Governing Law; English Language), and 14.9 (Jurisdiction, Venue, Service of Process; Waiver of Trial by Jury) of the Asset Purchase Agreement are hereby incorporated by reference into this Agreement.

6.2Confidentiality.  All information disclosed by or on behalf of one Party (or its Representatives or Affiliates) (collectively, the “Disclosing Party”) to the other Party (or its Representatives or Affiliates) (collectively, the “Receiving Party”) in connection with this Agreement (other than any information that, in each case as demonstrated by competent written documentation, (a) was already known to the Receiving Party at the time of disclosure by the

Disclosing Party, other than any such information that is known by the Receiving Party to be subject to an obligation of confidentiality; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party other than through any act or omission of the Receiving Party in breach of Section 9.4 of the Asset Purchase Agreement or the Confidentiality Agreement; (d) is subsequently disclosed to the Receiving Party by a Third Party without obligations of confidentiality with respect thereto; or (e) is subsequently independently discovered or developed by the Receiving Party without the aid, application or use of Confidential Information), and all memoranda, notes, analyses, compilations, studies and other materials prepared by or for the Receiving Party to the extent containing or reflecting such information, shall be Confidential Information subject to the terms of Section 9.4 of the Asset Purchase Agreement.

6.3Force Majeure.  Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement (other than an obligation to make payments, if applicable) when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, hurricanes,  embargoes, shortages, epidemics or pandemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any Governmental Entity (each, a “Force Majeure event”).  The non-performing Party shall notify the other Party of such Force Majeure event within fifteen (15) days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect.  The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform.

6.4Service.  Each Party agrees that service of any process, summons, notice or document in the manner and to its address set forth in Section 14.3 of the Asset Purchase Agreement shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

6.5No Benefit to Third Parties.  The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns and Buyer’s designees, provided that Buyer’s ability to assign such Services to a designee shall in no way increase or modify the Services performed by Seller, and except for the rights of Buyer Indemnified Parties under Article 4, they shall not be construed as conferring any rights on any other Persons.

6.6Expenses.  Except as otherwise specified herein or in the Asset Purchase Agreement or in any Ancillary Agreement, Buyer shall bear any costs and expenses incurred with respect to the transactions contemplated herein.

6.7Further Assurances.  Each of Seller and Buyer shall, at any time or from time to time, at the request and expense of the other, execute and deliver to the other all such instruments and documents or further assurances as the other may reasonably request in order to carry out and fulfill the purposes and intent of this Agreement.

6.8Relationship of the Parties.  It is expressly agreed that Seller, on the one hand, and Buyer, on the other hand, shall be independent contractors and that, absent further written agreement between the Parties, the relationship between the two Parties shall not constitute a partnership, joint venture or agency.  Neither Seller, on the one hand, nor Buyer, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so.  All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

6.9Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

6.10Entire Agreement.  This Agreement, together with the Schedules expressly contemplated hereby and attached hereto, the Asset Purchase Agreement, the Ancillary Agreements, the Confidentiality Agreement and the other agreements, certificates and documents expressly contemplated thereby and delivered in connection therewith contain the entire agreement among the Parties with respect to the transactions contemplated hereby and thereby  and supersede all prior agreements, understandings, promises and representations, whether  written or oral, among the Parties with respect to the subject matter hereof and thereof.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the day and year first above written.

Chilion Group Holdings US, Inc.

Name:
Title:

By:
Name:
Title:

Insys Therapeutics, Inc.

Name:
Title:

By:
Name:
Title: